Exhibit 99.1

CNinsure Comments on Recent Stock Trading Activity

GUANGZHOU, China, May 21, 2015 (GLOBE NEWSWIRE) -- CNinsure Inc. (Nasdaq:CISG) (the "Company" or "CNinsure"), a leading independent online-to-offline financial services provider operating in China, in light of the recent volatility of its stock price, today announced that it is not aware of any material non-public information that would account for such unusual trading activity. The Company reiterated that it maintains normal business operations and the fundamentals of it business have not changed.

"As reflected in our first quarter 2015 financial results, our existing businesses are maintaining solid growth. As we continue to execute our O2O strategic plans and strive for even stronger growth, we remain optimistic about achieving 30% top line growth in the second quarter this year and expect growth to accelerate in the second half of this year, leading to a 30% full year growth in net revenues. On the profit front, we expect non-GAAP operating income (which excludes online spending) for 2015 to increase by over 20% year-over-year. We believe our business is as well-positioned as it has ever been, and our continued investment in O2O initiatives reflects our confidence in the strategic progress that we continue to make to capture the emerging opportunities provided by the internet," commented Chunlin Wang, Chief Executive Officer of CNinsure.

About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial service provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include (1) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; (2) CNpad, a mobile sales support application; (3) Chetong.net, a public service platform for the insurance industry and (4) eHuzhu (www.ehuzhu.com), the first non-profit online mutual aid platform in China. Our extensive distribution and service network covers 27 provinces in China, including most economically developed regions and cities.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure's limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact:

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.